UNITED STATES
                         SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549

------------------------------------------------------------------------------


                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                             MULTIMEDIA GAMES, INC.
                             ----------------------
                                (Name of Issuer)


                     Common Stock, $0.01 par value per share
                     ---------------------------------------
                         (Title of Class of Securities)


                                   625453105
                                   ---------
                                 (CUSIP Number)


                               December 31, 2007
                               -----------------
            (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                              [ X ] Rule 13d-1(b)

                              [   ] Rule 13d-1(c)

                              [   ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          Continued on following pages
                               Page 1 of 11 Pages
                             Exhibit Index: Page 10

                                  SCHEDULE 13G

CUSIP No.:  625453105                                        Page 2 of 11 Pages
................................................................................

1.     Names of Reporting Persons.

       I.R.S. Identification Nos. of above persons (entities only).


       MAGNETAR CAPITAL PARTNERS LP
................................................................................
2.     Check the Appropriate Box if a Member of a Group

       (a) [ ]
       (b) [ ]
................................................................................
3.     SEC Use Only
................................................................................
4.     Citizenship or Place of Organization

       Delaware
................................................................................
Number of            5.  Sole Voting Power              None
Shares              ...........................................................
Beneficially         6.  Shared Voting Power            1,690,537
Owned by Each       ...........................................................
Reporting            7.  Sole Dispositive Power         None
Person With         ...........................................................
                     8.  Shared Dispositive Power       1,690,537
................................................................................
9.     Aggregate Amount Beneficially Owned by Each Reporting Person

        1,690,537
................................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

       [  ]
................................................................................
11.    Percent of Class Represented by Amount in Row (9)

       6.44% based on 26,268,697 shares outstanding as of December 5, 2007.
................................................................................
12.    Type of Reporting Person:

       HC; OO

                                  SCHEDULE 13G

CUSIP No.:  625453105                                        Page 3 of 11 Pages
................................................................................

1.     Names of Reporting Persons.

       I.R.S. Identification Nos. of above persons (entities only).


       SUPERNOVA MANAGEMENT LLC
................................................................................
2.     Check the Appropriate Box if a Member of a Group

       (a) [ ]
       (b) [ ]
................................................................................
3.     SEC Use Only
................................................................................
4.     Citizenship or Place of Organization

       Delaware
................................................................................
Number of            5.  Sole Voting Power              None
Shares              ...........................................................
Beneficially         6.  Shared Voting Power            1,690,537
Owned by Each       ...........................................................
Reporting            7.  Sole Dispositive Power         None
Person With         ...........................................................
                     8.  Shared Dispositive Power       1,690,537
................................................................................
9.     Aggregate Amount Beneficially Owned by Each Reporting Person

       1,690,537
................................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

       [  ]
................................................................................
11.    Percent of Class Represented by Amount in Row (9)

       6.44% based on 26,268,697 shares outstanding as of December 5, 2007.
................................................................................
12.    Type of Reporting Person:

       HC; OO

                                  SCHEDULE 13G

CUSIP No.:  625453105                                        Page 4 of 11 Pages
................................................................................

1.     Names of Reporting Persons.

       I.R.S. Identification Nos. of above persons (entities only).


       ALEC N. LITOWITZ
................................................................................
2.     Check the Appropriate Box if a Member of a Group

       (a) [ ]
       (b) [ ]
................................................................................
3.     SEC Use Only
................................................................................
4.     Citizenship or Place of Organization

       United States of America
................................................................................
Number of            5.  Sole Voting Power              None
Shares              ...........................................................
Beneficially         6.  Shared Voting Power            1,690,537
Owned by Each       ...........................................................
Reporting            7.  Sole Dispositive Power         None
Person With         ...........................................................
                     8.  Shared Dispositive Power       1,690,537
................................................................................
9.     Aggregate Amount Beneficially Owned by Each Reporting Person

       1,690,537
................................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

       [  ]
................................................................................
11.    Percent of Class Represented by Amount in Row (9)

       6.44% based on 26,268,697 shares outstanding as of December 5, 2007.
................................................................................
12.    Type of Reporting Person:

       HC

                                                             Page 5 of 11 Pages

Item 1(a).  Name of Issuer:

            Multimedia Games, Inc. (the "Issuer)

Item 1(b).  Address of Issuer's Principal Executive Offices:

            206 Wild Basin Road, Building B, Fourth Floor, Austin, TX 78746.

Item 2(a).  Name of Person Filing

                     This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

            i)  Magnetar Capital Partners LP ("Magnetar Capital Partners");

            ii)  Supernova Management LLC ("Supernova Management"); and

            iii)  Alec N. Litowitz ("Mr. Litowitz").

            This Statement relates to Shares (as defined herein) held for the accounts of Magnetar Capital Master Fund, Ltd, a Cayman Islands exempted company ("Magnetar Capital Master Fund"), certain Managed Accounts (the "Managed Accounts"), Magnetar SGR Fund, Ltd. and Magnetar SGR Fund, LP. Magnetar Capital Partners serves as the sole member and parent holding company of Magnetar Financial LLC, a Delaware limited liability company ("Magnetar Financial"), and Magnetar Investment Management, LLC a Delaware limited liability company ("Magnetar Investment Management"). Each of Magnetar Financial and Magnetar
Investment Management are registered investment advisers under Section 203 of the Investment Advisers Act of 1940, as amended. Magnetar Financial serves as investment adviser to Magnetar Capital Master Fund. In such capacity, Magnetar Financial exercises voting and investment power over the Shares held for the account of Magnetar Capital Master Fund. Magnetar Investment Management serves as investment adviser to the Managed Accounts, Magnetar SGR Fund, Ltd. and Magnetar SGR Fund, LP. In such capacity, Magnetar Investment Management exercises voting and investment power over the Shares held for the accounts of the Managed Accounts, Magnetar SGR Fund, Ltd. and Magnetar SGR Fund, LP.
Supernova Management is the general partner of Magnetar Capital Partners. The manager of Supernova Management is Mr. Litowitz.

Item 2(b).  Address of Principal Business Office or, if None, Residence

            The address of the principal business office of each of Magnetar Capital Partners, Supernova Management, and Mr. Litowitz is 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.

Item 2(c).  Citizenship

            i)    Magnetar Capital Partners is a Delaware limitied partnership;

            ii)   Supernova  Management is a Delaware limited liability company;
                  and

            iii)  Mr. Litowitz is a citizen of the United States of America.

                                                             Page 6 of 11 Pages

Item 2(d).  Title of Class of Securities:

            Common Stock, $0.01 par value per share (the "Shares")

Item 2(e).  CUSIP Number:

            625453105

Item 3. If This Statement is Filed Pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:


            (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act.
            (b) [ ]  Bank as defined in Section 3(a)(6) of the Exchange Act.
            (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.
            (d) [ ] Investment company registered under Section 8 of the Investment Company Act.
            (e) [X] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
            (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
            (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
            (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
            (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

Item 4.     Ownership:

Item 4(a)   Amount Beneficially Owned:

            As of December 31, 2007, each of Magnetar Capital Partners, Supernova Management and Mr. Litowitz may be deemed to be the beneficial owner of 1,690,537 Shares. This amount consists of: (A) 1,215,922 Shares held for the account of Magnetar Capital Master Fund; (B) 2,205 Shares held for the account of Magnetar SGR Fund Ltd.; (C) 53,265 Shares held for the account of Magnetar SGR Fund LP and (D) 419,145 Shares held for the account of the Managed Accounts.

Item 4(b)   Percent of Class:

            The number of Shares of which each of Magnetar Capital Partners, Supernova Management and Mr. Litowitz may be deemed to be the beneficial owner constitutes approximately 6.44% of the total number of Shares outstanding (based upon information provided by the Issuer in its most recent filed registration statement on Form 10-K, there were approximately 26,268,697 shares outstanding as of December 5, 2007).

                                                             Page 7 of 11 Pages

Item 4(c)   Number of Shares of which such person has:

Magnetar Capital Partners, Supernova Management, and Mr. Litowitz:
------------------------------------------------------------------
(i) Sole power to vote or direct the vote:                                    0
(ii) Shared power to vote or direct the vote:                         1,690,537
(iii) Sole power to dispose or direct the disposition of:                     0
(iv) Shared power to dispose or direct the disposition of:            1,690,537

Item 5.     Ownership of Five Percent or Less of a Class:

            This Item 5 is not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person:

            This Item 6 is not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

            See disclosure in Item 2 hereof.

Item 8.     Identification and Classification of Members of the Group:

            This Item 8 is not applicable.

Item 9.     Notice of Dissolution of Group:

            This Item 9 is not applicable.

Item 10.    Certification:

            By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not

                                                             Page 8 of 11 Pages

acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                             Page 9 of 11 Pages


                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2008              MAGNETAR CAPITAL PARTNERS LP


                                     By: /s/ Alec N. Litowitz
                                         -----------------------------
                                     Name:  Alec N. Litowitz
                                     Title: Manager of Supernova Management LLC,
                                            as General Partner of Magnetar
                                            Capital Partners LP

Date: February 13, 2008              SUPERNOVA MANAGEMENT LLC


                                     By:  /s/ Alec N. Litowitz
                                          ----------------------------
                                     Name:  Alec N. Litowitz
                                     Title: Manager

Date: February 13, 2008              ALEC N. LITOWITZ

                                     /s/ Alec N. Litowitz
                                     --------------------

                                                            Page 10 of 11 Pages


                                 EXHIBIT INDEX


Ex.                                                                    Page No.
---                                                                    --------

A.    Joint Filing Agreement, dated February 13, 2008 by and among
      Magnetar Capital Partners LP,  Supernova Management LLC, and
      Alec N. Litowitz............................................        11

                                                             Page 11 of 11 Pages


                                   EXHIBIT A

                             JOINT FILING AGREEMENT

      The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Multimedia Games, Inc. dated as of February 13, 2008 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.


Date: February 13, 2008              MAGNETAR CAPITAL PARTNERS LP


                                     By:  /s/ Alec N. Litowitz
                                          -------------------------------
                                     Name:  Alec N. Litowitz
                                     Title: Manager of Supernova Management LLC,
                                            as General Partner of Magnetar
                                            Capital Partners LP

Date: February 13, 2008              SUPERNOVA MANAGEMENT LLC


                                     By:  /s/ Alec N. Litowitz
                                          -------------------------------
                                     Name: Alec N. Litowitz
                                     Title: Manager

Date: February 13, 2008              ALEC N. LITOWITZ

                                     /s/ Alec N. Litowitz
                                     --------------------